SECRETARY’S CERTIFICATE

The undersigned, Kent Barnes, Secretary of the 599 Fund LLC, a Delaware limited liability company (the “Fund”), does hereby certify that:

1.	This certificate is being delivered to the Securities and Exchange Commission (the “SEC”) in connection with the filing of the Fund’s fidelity bond (the “Bond”) pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended, which is attached hereto as Exhibit B, and the SEC is entitled to rely upon this certificate for purposes of the filing.

2.	The undersigned is the duly elected, qualified and acting Secretary of the Fund, and has custody of the corporate records of the Fund and is a proper officer to make this certification.

3.	Attached hereto as Exhibit A is a copy of the resolutions approved by the Board of Trustees of the Fund, including a majority of the Board of the Trustees who are not "interested persons" of the Fund, approving the amount, type, form and coverage of the Bond on September 25, 2025.

4.	Premiums will be paid for the period September 26, 2025 to September 26, 2026.

/s/ Kent Barnes
Kent Barnes
Secretary of the Fund

Exhibit A

Approval of Fidelity Bond and D&O/E&O Insurance

RESOLVED, that the appropriate officers of the Fund is authorized and directed to take and/or ratify all necessary action for the Fund to purchase fidelity bond coverage (“Fidelity Bond”) and a Directors and Officers/Errors and Omissions (“D&O/E&O”) liability insurance policy consistent with the materials presented at this Meeting; and be it

FURTHER RESOLVED, that it is the finding of the Board that the Fidelity Bond covering, among others, officers and employees of the Fund in accordance with the requirements of Rule 17g-l under the 1940 Act, is reasonable in form and amount, after having given due consideration to, among other things, the value of the aggregate assets of the Fund to which any person covered under the Fidelity Bond may have access, the type and terms of the arrangements made for the custody and safekeeping of the Fund’s assets and the nature of the securities in the Fund’s portfolio; and be it

FURTHER RESOLVED, that the Fidelity Bond is approved by a vote of the Board (all Directors voting) and separately by a majority of the Independent Directors; and be it

FURTHER RESOLVED, that the Secretary of the Fund shall file, or arrange for the filing of, the Fidelity Bond with the Securities and Exchange Commission and shall give, or arrange for the giving of, the notices required under paragraph (g) of Rule 17g-1 under the 1940 Act.

Exhibit B

PREMIUM BILL

Date: September 29, 2025

Insured:	599 FUND LLC

Producer:	ALLIANT INSURANCE SERVICES
32 OLD SLIP 29TH FL
NEW YORK, NY 100053504

Company:	Federal Insurance Company

THIS BILLING IS TO BE ATTACHED TO AND FORM A PART OF THE POLICY REFERENCED BELOW.

Policy Number:	J06955745

Policy Period:	09-26-2025 to 09-26-2026

NOTE: PLEASE RETURN THIS BILL WITH REMITTANCE AND NOTE HEREON ANY CHANGES. BILL WILL BE RECEIPTED AND RETURNED TO YOU PROMPTLY UPON REQUEST.

PLEASE REMIT TO PRODUCER INDICATED ABOVE. PLEASE REFER TO J06955745

Product	Effective Date	Premium
Financial Institution Bond for Investment Companies	09-26-2025	$1,771.00

TOTAL POLICY PREMIUM	$1,771.00

WHEN REMITTING PLEASE INDICATE POLICY OR CERTIFICATE NUMBER

Form 26-10-0426 (Ed. 2/98)

Financial Institution Bond For Investment Companies

DECLARATIONS Name of Assured: 599 FUND LLC Address of Assured: 599 LEXINGTON AVENUE 37TH FLOOR NEW YORK, NY 10022

FEDERAL INSURANCE COMPANY

Incorporated under the laws of Indiana, a stock insurance company, herein called the Company

One American Square 202 N Illinois Street, Suite 2600
Indianapolis, IN 46282

Bond Number: J06955745

Item 1.	Bond Period:	From:	September 26, 2025
		To:	September 26, 2026
At 12:01 A.M. local time at the Address of Assured.

Item 2.	Single Loss Limits Of Liability – Deductible Amounts:

	Insuring Clause	Single Loss Limit Of Liability	Deductible Amount
1.	Employee	$600,000	$0
2.	On Premises	$600,000	$60,000
3.	In Transit	$600,000	$60,000
4.	Forgery Or Alteration	$600,000	$60,000
5.	Extended Forgery	$600,000	$60,000
6.	Counterfeit Money	$600,000	$60,000
7.	Computer System Fraud	$600,000	$60,000
8.	Claims Expense	$10,000	$0
9.	Audit Expense	$10,000	$0
10.	Uncollectible Items Of Deposit	$600,000	$60,000
11.	Voice Initiated Funds Transfer Instruction	$600,000	$60,000
PF-52903D (08/21)	Page 1 of 2

Financial Institution Bond For Investment Companies

IN WITNESS WHEREOF, the Company has caused this Bond to be signed by its Authorized Officers, but it shall not be valid unless also signed by a duly authorized representative of the Company.

FEDERAL INSURANCE COMPANY

Secretary	President

September 29, 2025
Date	Authorized Representative
PF-52903D (08/21)	Page 2 of 2